

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 15, 2016

<u>Via E-mail</u>
Ronald A. Ballschmiede
Chief Financial Officer
Sterling Construction Company, Inc.
1800 Hughes Landing Boulevard
The Woodlands, Texas 77380

  Re: Sterling Construction Company, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2015
    Filed March 14, 2016
    Form 10-Q for Fiscal Quarter Ended June 30, 2016
    Filed August 1, 2016
    File No. 1-31993

Dear Mr. Ballschmiede:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>
<u>Results of Operations, page 27</u>

1. We note that you mainly attribute the $48.6 million decrease to fiscal year 2015 revenues to "the downward percent-complete revisions made to certain projects in the first quarter of 2015…" Please provide us with a more detailed explanation of what you mean by downward percent-complete revisions and the specific facts and circumstances that led to the revisions. Please also tell us the amount of the revisions, the impact to gross profit and operating loss, and the quarters in which the revenues were originally recognized.

2. Please clarify whether the $2.8 million "out-of-period" decrease in revenue recognized in the first quarter of 2015 as a result of your first quarter review of projects is the correction of prior period errors. Please tell us (a) how this decrease in revenue differs from the "downward percent-complete revisions" also recognized during the first quarter of 2015; (b) how the $2.8 million impacted gross profit and operating loss; (c) the amounts that should have been recognized in prior periods by quarter; and (d) your materiality analysis in accordance with ASC 250-10-S99.

Item 9A. Controls and Procedures, page 37

3. We note that during the first quarter of fiscal year 2015 you identified a material weakness "related to the operation of [y]our processes and controls to review the status of [y]our construction projects (i.e., work-in-progress review) in terms of both job costs and revenues at [y]our Texas subsidiary." Please help us understand how this material weakness differs from the material weakness originally identified during the fourth quarter of 2011 that was stated to have been remediated as of December 31, 2012 in your fiscal year 2012 Form 10-K. Further, the remediation improvements to your internal control over financial reporting completed during fiscal year 2012 seem similar to the remediation improvements completed during fiscal year 2015.

4. Please expand your disclosure to include the statement required by Item 308(a)(4) of Regulation S-K.

Consolidated Statements of Operations, page F-4

5. Please revise your presentation to reflect the deemed dividend related to the mandatorily redeemable noncontrolling interests in the presentation of net loss attributable to Sterling common stockholders in accordance with SAB Topic 6:B.

1. Summary of Business and Significant Accounting Policies, page F-8
Revenue Recognition, page F-8

6. Please expand your disclosure to include the amount of claims included within costs and estimated earnings in excess of billings for each period presented in accordance with ASC 910-310-50-1 and Article 5-02.3(c)(3) of Regulation S-X.

2. Acquisitions and Subsidiaries and Joint Ventures with Noncontrolling Owners' Interest, page F-14

7. We note that you are including the allocation of earnings to RHB and Myers within the liability for the mandatorily redeemable noncontrolling owners' interest. Please confirm to us and expand your disclosures to clarify that all undistributed earnings at the time of the noncontrolling owners' death or permanent disability are also mandatorily payable. Otherwise, please tell us how you determined inclusion as a liability in excess of the stated

$20 million for each is appropriate including the specific reference to the authoritative literature that supports your accounting.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

1. Business Summary and Significant Accounting Policies, page 8
Revenue Recognition, page 9

8. We note your disclosure for the Texas project that was substantially completed in late 2014 that you are in the process of negotiating a claim. Please tell us why this claim was not disclosed within your 2015 10-K. Please also tell us (a) the nature of the claim, (b) when the claim was submitted to the customer, (c) the amount of revenues recognized related to this claim by reporting period, (d) how you determined that realization of the claim was probable from the time you first began recognizing revenue related to the claim through the present, (e) the amount included within costs and estimated earnings in excess of billings as of June 30, 2016, and (f) any additional information necessary to understand the risks to your consolidated financial statements for this claim. Please confirm to us that you assess your claims, individually and in the aggregate, in accordance with the guidance in ASC 450-20.

2. Cash and Cash Equivalents and Restricted Cash, page 11

9. Please help us understand how the inclusion of the $14.9 million in cash and cash equivalents on the face of the consolidated balance sheet and consolidated statements of cash flows complies with the guidance in Article 5-02.1 of Regulation S-X, if the usage is restricted to the majority-owned joint venture.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction